European Investment Bank and Philips sign EUR 200 million healthcare R&D loan agreement

December 2, 2009

The European Investment Bank (EIB) and Royal Philips Electronics (AEX: PHI, NYSE: PHG) have signed a EUR 200 million loan agreement. The 10 year loan, provided under the Risk-Sharing Finance Facility (RSFF) will be used to finance research and development (R&D) activities across a range of innovative healthcare projects, including image-guided intervention and home healthcare, in Europe.

Philips will use the EUR 200 million loan from the EIB as part of its planned research and development investment in healthcare activities in Corporate Technologies. These R&D activities will be focussed on healthcare solutions such as image-guided intervention and therapy, home healthcare, and clinical decision support systems. The R&D will take place in an open innovation environment, collaborating with Small and Medium Enterprises (SME), research institutes and universities across Europe. Philips is the first company to receive EIB funding as a result of its efforts to fuel open innovation.

Simon Brooks, European Investment Bank Vice-President responsible for activities in the Netherlands noted that “The EIB looks forward to working closely with Philips, and indirectly with Medtech SMEs around Europe, to enable exciting healthcare research which leads to next-generation technologies and innovative clinical applications. We recognize Philips’ long-standing commitment to open innovation which has been instrumental, with the help of many of its R&D partners, to turn the Eindhoven region into a leading European science and technology hub.”

Rick Harwig, Philips’ Chief Technology Officer stated that “This strategic finance agreement demonstrates the EIB’s willingness to put its weight behind such important matters like open innovation while recognizing Philips’ leading role to drive this development, particularly in Europe. The EIB is an ideal financing partner especially as our R&D projects require long-term, sustainable commitment and funding.”

The subordinated loan is part of the EIB’s Risk-Sharing Finance Facility (RSFF), a EUR 10 billion facility, jointly developed by the European Commission and the EIB. The RSFF aims to stimulate research, development and innovation investment in European firms by providing long-term strategic financing for RDI over the period 2007-2013. The risk capital of EUR 2 billion that underpins RSFF is co-funded by the EIB and by the European Commission through The European Union’s 7th Framework Programme for Research, Development and Demonstration.

For further information, please contact
Richard Willis
European Investment Bank
Tel.: +352 621555758
Email: willis@eib.org or go to the EIB website: http://www.bei.org
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About the European Investment Bank
The European Investment Bank is the EU’s long-term financing institution promoting European objectives. Created in 1958, it operates in the 27 EU Member States and more than 130 countries worldwide. EIB financing operations are mounted in the framework of well-defined EU policies.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.